UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G
                                 (Rule 13d-102)
                    INFORMATION TO BE INCLUDED IN STATEMENTS
                  FILED PURSUANT TO RULE 13d-1(b), (c) AND (d)
                AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(b)

                               (Amendment No. 1)*



                         APPLIED DIGITAL SOLUTIONS, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                    Common Stock, par value $0.01 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    0381188306
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                December 31, 2007
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule 13G is filed:

         [ ] Rule 13d-1(b)
         [X] Rule 13d-1(c)
         [ ] Rule 13d-1(d)




*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.  0038188306
--------------------------------------------------------------------------------

(1)  Names of Reporting Persons.   I.R.S.  Identification  Nos. of Above Persons
     (entities only):

      Valens Offshore SPV I, Ltd.
      98-0539781
--------------------------------------------------------------------------------

(2)  Check the Appropriate Box if a Member of a Group (See Instructions)
        (a) [ ]
        (b) [X]
--------------------------------------------------------------------------------

(3)     SEC Use Only
--------------------------------------------------------------------------------

(4)     Citizenship or Place of Organization:  Cayman Islands
--------------------------------------------------------------------------------
Number of Shares Beneficially Owned
  by Each Reporting Person With       (5) Sole Voting Power:                  0*
                                          --------------------------------------
                                      (6) Shared Voting Power:        6,225,781*
                                          --------------------------------------
                                      (7) Sole Dispositive Power:             0*
                                          --------------------------------------
                                      (8) Shared Dispositive Power:   6,225,781*
                                          --------------------------------------
--------------------------------------------------------------------------------
 (9) Aggregate Amount Beneficially Owned by Each Reporting Person:

           6,225,781
--------------------------------------------------------------------------------

(10) Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See
     Instructions):   [ ]
--------------------------------------------------------------------------------

(11) Percent of Class Represented by Amount in Row (9): 8.1%
--------------------------------------------------------------------------------

(12) Type of Reporting Person (See Instructions):  OO
--------------------------------------------------------------------------------

* Based on 70,870,866 shares of the common stock, par value $0.01 per share (the "Shares") outstanding of Applied Digital Solutions, Inc., a Delaware corporation (the "Company"), as disclosed in the Company's Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2007. As of December, 2007, Laurus Master Fund, Ltd. ("Laurus"), Kallina Corporation ("Kallina"), Valens Offshore SPV I, Ltd. ("Valens SPV I"), Valens U.S. SPV I, LLC ("Valens US"), and PSource Structured Debt Limited ("PSource" and together with Laurus, Kallina, Valens SPV I and Valens US, the "Investors") held (i) a warrant (the "First August 2007 Warrant") to acquire 1,719,745 Shares, at an exercise price of $1.35 per Share, subject to certain adjustments, (ii) a warrant (the "First October 2007 Warrant") to acquire 1,063,167 Shares at an exercise price of $1.00 per share, subject to certain adjustments, (iii) a warrant (the "Second October 2007 Warrant") to acquire 1,269,431 Shares at an exercise price of $1.00 per share, subject to certain adjustments, (iv) a warrant (the "Third October 2007 Warrant") to acquire 643,600 Shares at an exercise price of $1.00 per share, subject to certain adjustments, (v) a warrant (the "Second August 2007 Warrant" and together with the First August 2007 Warrant, the First October 2007 Warrant, the Second October 2007 Warrant and the Third October 2007 Warrant, the "Other Warrants") to acquire 1,354,839 Shares at an exercise price of $1.21 per share, subject to certain adjustments and (vi) a warrant (the "July Warrant") to purchase 175,000 Shares at the following exercise prices: $1.91 per share for the first 105,000 Shares, $2.08 per share for the next 49,000 Shares and $2.41 per share for the remainder of the Shares, subject to certain adjustments. The July Warrant contains an issuance limitation prohibiting the Investors from exercising or converting those securities to the extent that such exercise would result in beneficial ownership by the Investors or more than 4.99% of the Shares then issued and outstanding (the "4.99 Issuance Limitation"). The Other Warrants contain an issuance limitation prohibiting the Investors from exercising or converting those securities to the extent that such exercise would result in beneficial ownership by the Investors or more than 9.99% of the Shares then issued and outstanding (the "9.99 Issuance Limitation", and together with the 4.99% Issuance Limitation, the "Issuance Limitations"). The Issuance Limitations may be waived by the Investors upon at least 61 days prior notice to the Company and shall, in the case of the 9.99% Issuance Limitation, automatically become null and void following notice to the Company upon the occurrence and during the continuance of an Event of Default (as defined in and pursuant to the terms of the applicable instrument), and is, in the case of the 4.99% Issuance Limitation, automatically null and void upon an event of default (as defined in and pursuant to the terms of the applicable instrument). Valens SPV I and Valens US are managed by Valens Capital Management, LLC ("VCM"). PSource and Laurus are managed by Laurus Capital Management, LLC ("LCM"). Kallina Corporation is a wholly owned subsidiary of Laurus which is managed by LCM. Eugene Grin and David Grin, through other entities, are the controlling principals of VCM and LCM, and share voting and investment power over the securities owned by the Investors reported in this Schedule 13G, as amended.

CUSIP No.  0038188306
--------------------------------------------------------------------------------

(1)  Names of Reporting Persons.   I.R.S.  Identification  Nos. of Above Persons
     (entities only):

      Valens U.S. SPV I, LLC
      20-8903266
--------------------------------------------------------------------------------

(2)  Check the Appropriate Box if a Member of a Group (See Instructions)
        (a) [ ]
        (b) [X]
--------------------------------------------------------------------------------

(3)     SEC Use Only
--------------------------------------------------------------------------------

(4)     Citizenship or Place of Organization:  Delaware
--------------------------------------------------------------------------------
Number of Shares Beneficially Owned
  by Each Reporting Person With       (5) Sole Voting Power:                  0*
                                          --------------------------------------
                                      (6) Shared Voting Power:        6,225,781*
                                          --------------------------------------
                                      (7) Sole Dispositive Power:             0*
                                          --------------------------------------
                                      (8) Shared Dispositive Power:   6,225,781*
                                          --------------------------------------
--------------------------------------------------------------------------------
 (9) Aggregate Amount Beneficially Owned by Each Reporting Person:

           6,225,781
--------------------------------------------------------------------------------

(10) Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See
     Instructions):   [ ]
--------------------------------------------------------------------------------

(11) Percent of Class Represented by Amount in Row (9): 8.1%
--------------------------------------------------------------------------------

(12) Type of Reporting Person (See Instructions):  OO
--------------------------------------------------------------------------------

* Based on 70,870,866 shares of the common stock, par value $0.01 per share (the "Shares") outstanding of Applied Digital Solutions, Inc., a Delaware corporation (the "Company"), as disclosed in the Company's Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2007. As of December, 2007, Laurus Master Fund, Ltd. ("Laurus"), Kallina Corporation ("Kallina"), Valens Offshore SPV I, Ltd. ("Valens SPV I"), Valens U.S. SPV I, LLC ("Valens US"), and PSource Structured Debt Limited ("PSource" and together with Laurus, Kallina, Valens SPV I and Valens US, the "Investors") held (i) a warrant (the "First August 2007 Warrant") to acquire 1,719,745 Shares, at an exercise price of $1.35 per Share, subject to certain adjustments, (ii) a warrant (the "First October 2007 Warrant") to acquire 1,063,167 Shares at an exercise price of $1.00 per share, subject to certain adjustments, (iii) a warrant (the "Second October 2007 Warrant") to acquire 1,269,431 Shares at an exercise price of $1.00 per share, subject to certain adjustments, (iv) a warrant (the "Third October 2007 Warrant") to acquire 643,600 Shares at an exercise price of $1.00 per share, subject to certain adjustments, (v) a warrant (the "Second August 2007 Warrant" and together with the First August 2007 Warrant, the First October 2007 Warrant, the Second October 2007 Warrant and the Third October 2007 Warrant, the "Other Warrants") to acquire 1,354,839 Shares at an exercise price of $1.21 per share, subject to certain adjustments and (vi) a warrant (the "July Warrant") to purchase 175,000 Shares at the following exercise prices: $1.91 per share for the first 105,000 Shares, $2.08 per share for the next 49,000 Shares and $2.41 per share for the remainder of the Shares, subject to certain adjustments. The July Warrant contains an issuance limitation prohibiting the Investors from exercising or converting those securities to the extent that such exercise would result in beneficial ownership by the Investors or more than 4.99% of the Shares then issued and outstanding (the "4.99 Issuance Limitation"). The Other Warrants contain an issuance limitation prohibiting the Investors from exercising or converting those securities to the extent that such exercise would result in beneficial ownership by the Investors or more than 9.99% of the Shares then issued and outstanding (the "9.99 Issuance Limitation", and together with the 4.99% Issuance Limitation, the "Issuance Limitations"). The Issuance Limitations may be waived by the Investors upon at least 61 days prior notice to the Company and shall, in the case of the 9.99% Issuance Limitation, automatically become null and void following notice to the Company upon the occurrence and during the continuance of an Event of Default (as defined in and pursuant to the terms of the applicable instrument), and is, in the case of the 4.99% Issuance Limitation, automatically null and void upon an event of default (as defined in and pursuant to the terms of the applicable instrument). Valens SPV I and Valens US are managed by Valens Capital Management, LLC ("VCM"). PSource and Laurus are managed by Laurus Capital Management, LLC ("LCM"). Kallina Corporation is a wholly owned subsidiary of Laurus which is managed by LCM. Eugene Grin and David Grin, through other entities, are the controlling principals of VCM and LCM, and share voting and investment power over the securities owned by the Investors reported in this Schedule 13G, as amended.

CUSIP No.  0038188306
--------------------------------------------------------------------------------

(1)  Names of Reporting Persons.   I.R.S.  Identification  Nos. of Above Persons
     (entities only):

      Psource Structured Debt Limited

--------------------------------------------------------------------------------

(2)  Check the Appropriate Box if a Member of a Group (See Instructions)
        (a) [ ]
        (b) [X]
--------------------------------------------------------------------------------

(3)     SEC Use Only
--------------------------------------------------------------------------------

(4)     Citizenship or Place of Organization:  Guernsey
--------------------------------------------------------------------------------
Number of Shares Beneficially Owned
  by Each Reporting Person With       (5) Sole Voting Power:                  0*
                                          --------------------------------------
                                      (6) Shared Voting Power:        6,225,781*
                                          --------------------------------------
                                      (7) Sole Dispositive Power:             0*
                                          --------------------------------------
                                      (8) Shared Dispositive Power:   6,225,781*
                                          --------------------------------------
--------------------------------------------------------------------------------
 (9) Aggregate Amount Beneficially Owned by Each Reporting Person:

           6,225,781
--------------------------------------------------------------------------------

(10) Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See
     Instructions):   [ ]
--------------------------------------------------------------------------------

(11) Percent of Class Represented by Amount in Row (9): 8.1%
--------------------------------------------------------------------------------

(12) Type of Reporting Person (See Instructions):  OO
--------------------------------------------------------------------------------

* Based on 70,870,866 shares of the common stock, par value $0.01 per share (the "Shares") outstanding of Applied Digital Solutions, Inc., a Delaware corporation (the "Company"), as disclosed in the Company's Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2007. As of December, 2007, Laurus Master Fund, Ltd. ("Laurus"), Kallina Corporation ("Kallina"), Valens Offshore SPV I, Ltd. ("Valens SPV I"), Valens U.S. SPV I, LLC ("Valens US"), and PSource Structured Debt Limited ("PSource" and together with Laurus, Kallina, Valens SPV I and Valens US, the "Investors") held (i) a warrant (the "First August 2007 Warrant") to acquire 1,719,745 Shares, at an exercise price of $1.35 per Share, subject to certain adjustments, (ii) a warrant (the "First October 2007 Warrant") to acquire 1,063,167 Shares at an exercise price of $1.00 per share, subject to certain adjustments, (iii) a warrant (the "Second October 2007 Warrant") to acquire 1,269,431 Shares at an exercise price of $1.00 per share, subject to certain adjustments, (iv) a warrant (the "Third October 2007 Warrant") to acquire 643,600 Shares at an exercise price of $1.00 per share, subject to certain adjustments, (v) a warrant (the "Second August 2007 Warrant" and together with the First August 2007 Warrant, the First October 2007 Warrant, the Second October 2007 Warrant and the Third October 2007 Warrant, the "Other Warrants") to acquire 1,354,839 Shares at an exercise price of $1.21 per share, subject to certain adjustments and (vi) a warrant (the "July Warrant") to purchase 175,000 Shares at the following exercise prices: $1.91 per share for the first 105,000 Shares, $2.08 per share for the next 49,000 Shares and $2.41 per share for the remainder of the Shares, subject to certain adjustments. The July Warrant contains an issuance limitation prohibiting the Investors from exercising or converting those securities to the extent that such exercise would result in beneficial ownership by the Investors or more than 4.99% of the Shares then issued and outstanding (the "4.99 Issuance Limitation"). The Other Warrants contain an issuance limitation prohibiting the Investors from exercising or converting those securities to the extent that such exercise would result in beneficial ownership by the Investors or more than 9.99% of the Shares then issued and outstanding (the "9.99 Issuance Limitation", and together with the 4.99% Issuance Limitation, the "Issuance Limitations"). The Issuance Limitations may be waived by the Investors upon at least 61 days prior notice to the Company and shall, in the case of the 9.99% Issuance Limitation, automatically become null and void following notice to the Company upon the occurrence and during the continuance of an Event of Default (as defined in and pursuant to the terms of the applicable instrument), and is, in the case of the 4.99% Issuance Limitation, automatically null and void upon an event of default (as defined in and pursuant to the terms of the applicable instrument). Valens SPV I and Valens US are managed by Valens Capital Management, LLC ("VCM"). PSource and Laurus are managed by Laurus Capital Management, LLC ("LCM"). Kallina Corporation is a wholly owned subsidiary of Laurus which is managed by LCM. Eugene Grin and David Grin, through other entities, are the controlling principals of VCM and LCM, and share voting and investment power over the securities owned by the Investors reported in this Schedule 13G, as amended.

CUSIP No.  0038188306
--------------------------------------------------------------------------------

(1)  Names of Reporting Persons.   I.R.S.  Identification  Nos. of Above Persons
     (entities only):

      Valens Capital Management, LLC
      20-8903345
--------------------------------------------------------------------------------

(2)  Check the Appropriate Box if a Member of a Group (See Instructions)
        (a) [ ]
        (b) [X]
--------------------------------------------------------------------------------

(3)     SEC Use Only
--------------------------------------------------------------------------------

(4)     Citizenship or Place of Organization:  Delaware
--------------------------------------------------------------------------------
Number of Shares Beneficially Owned
  by Each Reporting Person With       (5) Sole Voting Power:                  0*
                                          --------------------------------------
                                      (6) Shared Voting Power:        6,225,781*
                                          --------------------------------------
                                      (7) Sole Dispositive Power:             0*
                                          --------------------------------------
                                      (8) Shared Dispositive Power:   6,225,781*
                                          --------------------------------------
--------------------------------------------------------------------------------
 (9) Aggregate Amount Beneficially Owned by Each Reporting Person:

           6,225,781
--------------------------------------------------------------------------------

(10) Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See
     Instructions):   [ ]
--------------------------------------------------------------------------------

(11) Percent of Class Represented by Amount in Row (9): 8.1%
--------------------------------------------------------------------------------

(12) Type of Reporting Person (See Instructions):  OO
--------------------------------------------------------------------------------

* Based on 70,870,866 shares of the common stock, par value $0.01 per share (the "Shares") outstanding of Applied Digital Solutions, Inc., a Delaware corporation (the "Company"), as disclosed in the Company's Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2007. As of December, 2007, Laurus Master Fund, Ltd. ("Laurus"), Kallina Corporation ("Kallina"), Valens Offshore SPV I, Ltd. ("Valens SPV I"), Valens U.S. SPV I, LLC ("Valens US"), and PSource Structured Debt Limited ("PSource" and together with Laurus, Kallina, Valens SPV I and Valens US, the "Investors") held (i) a warrant (the "First August 2007 Warrant") to acquire 1,719,745 Shares, at an exercise price of $1.35 per Share, subject to certain adjustments, (ii) a warrant (the "First October 2007 Warrant") to acquire 1,063,167 Shares at an exercise price of $1.00 per share, subject to certain adjustments, (iii) a warrant (the "Second October 2007 Warrant") to acquire 1,269,431 Shares at an exercise price of $1.00 per share, subject to certain adjustments, (iv) a warrant (the "Third October 2007 Warrant") to acquire 643,600 Shares at an exercise price of $1.00 per share, subject to certain adjustments, (v) a warrant (the "Second August 2007 Warrant" and together with the First August 2007 Warrant, the First October 2007 Warrant, the Second October 2007 Warrant and the Third October 2007 Warrant, the "Other Warrants") to acquire 1,354,839 Shares at an exercise price of $1.21 per share, subject to certain adjustments and (vi) a warrant (the "July Warrant") to purchase 175,000 Shares at the following exercise prices: $1.91 per share for the first 105,000 Shares, $2.08 per share for the next 49,000 Shares and $2.41 per share for the remainder of the Shares, subject to certain adjustments. The July Warrant contains an issuance limitation prohibiting the Investors from exercising or converting those securities to the extent that such exercise would result in beneficial ownership by the Investors or more than 4.99% of the Shares then issued and outstanding (the "4.99 Issuance Limitation"). The Other Warrants contain an issuance limitation prohibiting the Investors from exercising or converting those securities to the extent that such exercise would result in beneficial ownership by the Investors or more than 9.99% of the Shares then issued and outstanding (the "9.99 Issuance Limitation", and together with the 4.99% Issuance Limitation, the "Issuance Limitations"). The Issuance Limitations may be waived by the Investors upon at least 61 days prior notice to the Company and shall, in the case of the 9.99% Issuance Limitation, automatically become null and void following notice to the Company upon the occurrence and during the continuance of an Event of Default (as defined in and pursuant to the terms of the applicable instrument), and is, in the case of the 4.99% Issuance Limitation, automatically null and void upon an event of default (as defined in and pursuant to the terms of the applicable instrument). Valens SPV I and Valens US are managed by Valens Capital Management, LLC ("VCM"). PSource and Laurus are managed by Laurus Capital Management, LLC ("LCM"). Kallina Corporation is a wholly owned subsidiary of Laurus which is managed by LCM. Eugene Grin and David Grin, through other entities, are the controlling principals of VCM and LCM, and share voting and investment power over the securities owned by the Investors reported in this Schedule 13G, as amended.

CUSIP No.  0038188306
--------------------------------------------------------------------------------

(1)  Names of Reporting Persons.   I.R.S.  Identification  Nos. of Above Persons
     (entities only):

      Kallina Corporation
      20-5823125
--------------------------------------------------------------------------------

(2)  Check the Appropriate Box if a Member of a Group (See Instructions)
        (a) [ ]
        (b) [X]
--------------------------------------------------------------------------------

(3)     SEC Use Only
--------------------------------------------------------------------------------

(4)     Citizenship or Place of Organization:  Delaware
--------------------------------------------------------------------------------
Number of Shares Beneficially Owned
  by Each Reporting Person With       (5) Sole Voting Power:                  0*
                                          --------------------------------------
                                      (6) Shared Voting Power:        6,225,781*
                                          --------------------------------------
                                      (7) Sole Dispositive Power:             0*
                                          --------------------------------------
                                      (8) Shared Dispositive Power:   6,225,781*
                                          --------------------------------------
--------------------------------------------------------------------------------
 (9) Aggregate Amount Beneficially Owned by Each Reporting Person:

           6,225,781
--------------------------------------------------------------------------------

(10) Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See
     Instructions):   [ ]
--------------------------------------------------------------------------------

(11) Percent of Class Represented by Amount in Row (9): 8.1%
--------------------------------------------------------------------------------

(12) Type of Reporting Person (See Instructions):  CO
--------------------------------------------------------------------------------

* Based on 70,870,866 shares of the common stock, par value $0.01 per share (the "Shares") outstanding of Applied Digital Solutions, Inc., a Delaware corporation (the "Company"), as disclosed in the Company's Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2007. As of December, 2007, Laurus Master Fund, Ltd. ("Laurus"), Kallina Corporation ("Kallina"), Valens Offshore SPV I, Ltd. ("Valens SPV I"), Valens U.S. SPV I, LLC ("Valens US"), and PSource Structured Debt Limited ("PSource" and together with Laurus, Kallina, Valens SPV I and Valens US, the "Investors") held (i) a warrant (the "First August 2007 Warrant") to acquire 1,719,745 Shares, at an exercise price of $1.35 per Share, subject to certain adjustments, (ii) a warrant (the "First October 2007 Warrant") to acquire 1,063,167 Shares at an exercise price of $1.00 per share, subject to certain adjustments, (iii) a warrant (the "Second October 2007 Warrant") to acquire 1,269,431 Shares at an exercise price of $1.00 per share, subject to certain adjustments, (iv) a warrant (the "Third October 2007 Warrant") to acquire 643,600 Shares at an exercise price of $1.00 per share, subject to certain adjustments, (v) a warrant (the "Second August 2007 Warrant" and together with the First August 2007 Warrant, the First October 2007 Warrant, the Second October 2007 Warrant and the Third October 2007 Warrant, the "Other Warrants") to acquire 1,354,839 Shares at an exercise price of $1.21 per share, subject to certain adjustments and (vi) a warrant (the "July Warrant") to purchase 175,000 Shares at the following exercise prices: $1.91 per share for the first 105,000 Shares, $2.08 per share for the next 49,000 Shares and $2.41 per share for the remainder of the Shares, subject to certain adjustments. The July Warrant contains an issuance limitation prohibiting the Investors from exercising or converting those securities to the extent that such exercise would result in beneficial ownership by the Investors or more than 4.99% of the Shares then issued and outstanding (the "4.99 Issuance Limitation"). The Other Warrants contain an issuance limitation prohibiting the Investors from exercising or converting those securities to the extent that such exercise would result in beneficial ownership by the Investors or more than 9.99% of the Shares then issued and outstanding (the "9.99 Issuance Limitation", and together with the 4.99% Issuance Limitation, the "Issuance Limitations"). The Issuance Limitations may be waived by the Investors upon at least 61 days prior notice to the Company and shall, in the case of the 9.99% Issuance Limitation, automatically become null and void following notice to the Company upon the occurrence and during the continuance of an Event of Default (as defined in and pursuant to the terms of the applicable instrument), and is, in the case of the 4.99% Issuance Limitation, automatically null and void upon an event of default (as defined in and pursuant to the terms of the applicable instrument). Valens SPV I and Valens US are managed by Valens Capital Management, LLC ("VCM"). PSource and Laurus are managed by Laurus Capital Management, LLC ("LCM"). Kallina Corporation is a wholly owned subsidiary of Laurus which is managed by LCM. Eugene Grin and David Grin, through other entities, are the controlling principals of VCM and LCM, and share voting and investment power over the securities owned by the Investors reported in this Schedule 13G, as amended.


CUSIP No.  0038188306
--------------------------------------------------------------------------------

(1)  Names of Reporting Persons.   I.R.S.  Identification  Nos. of Above Persons
     (entities only):

      Laurus Master Fund, Ltd.
      98-0337673
--------------------------------------------------------------------------------

(2)  Check the Appropriate Box if a Member of a Group (See Instructions)
        (a) [ ]
        (b) [X]
--------------------------------------------------------------------------------

(3)     SEC Use Only
--------------------------------------------------------------------------------

(4)     Citizenship or Place of Organization:  Cayman Islands
--------------------------------------------------------------------------------
Number of Shares Beneficially Owned
  by Each Reporting Person With       (5) Sole Voting Power:                  0*
                                          --------------------------------------
                                      (6) Shared Voting Power:        6,225,781*
                                          --------------------------------------
                                      (7) Sole Dispositive Power:             0*
                                          --------------------------------------
                                      (8) Shared Dispositive Power:   6,225,781*
                                          --------------------------------------
--------------------------------------------------------------------------------
 (9) Aggregate Amount Beneficially Owned by Each Reporting Person:

           6,225,781
--------------------------------------------------------------------------------

(10) Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See
     Instructions):   [ ]
--------------------------------------------------------------------------------

(11) Percent of Class Represented by Amount in Row (9): 8.1%
--------------------------------------------------------------------------------

(12) Type of Reporting Person (See Instructions):  OO
--------------------------------------------------------------------------------

* Based on 70,870,866 shares of the common stock, par value $0.01 per share (the "Shares") outstanding of Applied Digital Solutions, Inc., a Delaware corporation (the "Company"), as disclosed in the Company's Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2007. As of December, 2007, Laurus Master Fund, Ltd. ("Laurus"), Kallina Corporation ("Kallina"), Valens Offshore SPV I, Ltd. ("Valens SPV I"), Valens U.S. SPV I, LLC ("Valens US"), and PSource Structured Debt Limited ("PSource" and together with Laurus, Kallina, Valens SPV I and Valens US, the "Investors") held (i) a warrant (the "First August 2007 Warrant") to acquire 1,719,745 Shares, at an exercise price of $1.35 per Share, subject to certain adjustments, (ii) a warrant (the "First October 2007 Warrant") to acquire 1,063,167 Shares at an exercise price of $1.00 per share, subject to certain adjustments, (iii) a warrant (the "Second October 2007 Warrant") to acquire 1,269,431 Shares at an exercise price of $1.00 per share, subject to certain adjustments, (iv) a warrant (the "Third October 2007 Warrant") to acquire 643,600 Shares at an exercise price of $1.00 per share, subject to certain adjustments, (v) a warrant (the "Second August 2007 Warrant" and together with the First August 2007 Warrant, the First October 2007 Warrant, the Second October 2007 Warrant and the Third October 2007 Warrant, the "Other Warrants") to acquire 1,354,839 Shares at an exercise price of $1.21 per share, subject to certain adjustments and (vi) a warrant (the "July Warrant") to purchase 175,000 Shares at the following exercise prices: $1.91 per share for the first 105,000 Shares, $2.08 per share for the next 49,000 Shares and $2.41 per share for the remainder of the Shares, subject to certain adjustments. The July Warrant contains an issuance limitation prohibiting the Investors from exercising or converting those securities to the extent that such exercise would result in beneficial ownership by the Investors or more than 4.99% of the Shares then issued and outstanding (the "4.99 Issuance Limitation"). The Other Warrants contain an issuance limitation prohibiting the Investors from exercising or converting those securities to the extent that such exercise would result in beneficial ownership by the Investors or more than 9.99% of the Shares then issued and outstanding (the "9.99 Issuance Limitation", and together with the 4.99% Issuance Limitation, the "Issuance Limitations"). The Issuance Limitations may be waived by the Investors upon at least 61 days prior notice to the Company and shall, in the case of the 9.99% Issuance Limitation, automatically become null and void following notice to the Company upon the occurrence and during the continuance of an Event of Default (as defined in and pursuant to the terms of the applicable instrument), and is, in the case of the 4.99% Issuance Limitation, automatically null and void upon an event of default (as defined in and pursuant to the terms of the applicable instrument). Valens SPV I and Valens US are managed by Valens Capital Management, LLC ("VCM"). PSource and Laurus are managed by Laurus Capital Management, LLC ("LCM"). Kallina Corporation is a wholly owned subsidiary of Laurus which is managed by LCM. Eugene Grin and David Grin, through other entities, are the controlling principals of VCM and LCM, and share voting and investment power over the securities owned by the Investors reported in this Schedule 13G, as amended.

CUSIP No.  0038188306
--------------------------------------------------------------------------------

(1)  Names of Reporting Persons.   I.R.S.  Identification  Nos. of Above Persons
     (entities only):

      Laurus Capital Management, LLC
      13-4150669
--------------------------------------------------------------------------------

(2)  Check the Appropriate Box if a Member of a Group (See Instructions)
        (a) [ ]
        (b) [X]
--------------------------------------------------------------------------------

(3)     SEC Use Only
--------------------------------------------------------------------------------

(4)     Citizenship or Place of Organization:  Delaware
--------------------------------------------------------------------------------
Number of Shares Beneficially Owned
  by Each Reporting Person With       (5) Sole Voting Power:                  0*
                                          --------------------------------------
                                      (6) Shared Voting Power:        6,225,781*
                                          --------------------------------------
                                      (7) Sole Dispositive Power:             0*
                                          --------------------------------------
                                      (8) Shared Dispositive Power:   6,225,781*
                                          --------------------------------------
--------------------------------------------------------------------------------
 (9) Aggregate Amount Beneficially Owned by Each Reporting Person:

           6,225,781
--------------------------------------------------------------------------------

(10) Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See
     Instructions):   [ ]
--------------------------------------------------------------------------------

(11) Percent of Class Represented by Amount in Row (9): 8.1%
--------------------------------------------------------------------------------

(12) Type of Reporting Person (See Instructions):  OO
--------------------------------------------------------------------------------

* Based on 70,870,866 shares of the common stock, par value $0.01 per share (the "Shares") outstanding of Applied Digital Solutions, Inc., a Delaware corporation (the "Company"), as disclosed in the Company's Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2007. As of December, 2007, Laurus Master Fund, Ltd. ("Laurus"), Kallina Corporation ("Kallina"), Valens Offshore SPV I, Ltd. ("Valens SPV I"), Valens U.S. SPV I, LLC ("Valens US"), and PSource Structured Debt Limited ("PSource" and together with Laurus, Kallina, Valens SPV I and Valens US, the "Investors") held (i) a warrant (the "First August 2007 Warrant") to acquire 1,719,745 Shares, at an exercise price of $1.35 per Share, subject to certain adjustments, (ii) a warrant (the "First October 2007 Warrant") to acquire 1,063,167 Shares at an exercise price of $1.00 per share, subject to certain adjustments, (iii) a warrant (the "Second October 2007 Warrant") to acquire 1,269,431 Shares at an exercise price of $1.00 per share, subject to certain adjustments, (iv) a warrant (the "Third October 2007 Warrant") to acquire 643,600 Shares at an exercise price of $1.00 per share, subject to certain adjustments, (v) a warrant (the "Second August 2007 Warrant" and together with the First August 2007 Warrant, the First October 2007 Warrant, the Second October 2007 Warrant and the Third October 2007 Warrant, the "Other Warrants") to acquire 1,354,839 Shares at an exercise price of $1.21 per share, subject to certain adjustments and (vi) a warrant (the "July Warrant") to purchase 175,000 Shares at the following exercise prices: $1.91 per share for the first 105,000 Shares, $2.08 per share for the next 49,000 Shares and $2.41 per share for the remainder of the Shares, subject to certain adjustments. The July Warrant contains an issuance limitation prohibiting the Investors from exercising or converting those securities to the extent that such exercise would result in beneficial ownership by the Investors or more than 4.99% of the Shares then issued and outstanding (the "4.99 Issuance Limitation"). The Other Warrants contain an issuance limitation prohibiting the Investors from exercising or converting those securities to the extent that such exercise would result in beneficial ownership by the Investors or more than 9.99% of the Shares then issued and outstanding (the "9.99 Issuance Limitation", and together with the 4.99% Issuance Limitation, the "Issuance Limitations"). The Issuance Limitations may be waived by the Investors upon at least 61 days prior notice to the Company and shall, in the case of the 9.99% Issuance Limitation, automatically become null and void following notice to the Company upon the occurrence and during the continuance of an Event of Default (as defined in and pursuant to the terms of the applicable instrument), and is, in the case of the 4.99% Issuance Limitation, automatically null and void upon an event of default (as defined in and pursuant to the terms of the applicable instrument). Valens SPV I and Valens US are managed by Valens Capital Management, LLC ("VCM"). PSource and Laurus are managed by Laurus Capital Management, LLC ("LCM"). Kallina Corporation is a wholly owned subsidiary of Laurus which is managed by LCM. Eugene Grin and David Grin, through other entities, are the controlling principals of VCM and LCM, and share voting and investment power over the securities owned by the Investors reported in this Schedule 13G, as amended.

CUSIP No.   0038188306
--------------------------------------------------------------------------------

(1)  Names of Reporting Persons.   I.R.S.  Identification  Nos. of Above Persons
     (entities only):

      David Grin

--------------------------------------------------------------------------------

(2)  Check the Appropriate Box if a Member of a Group (See Instructions)
        (a) [ ]
        (b) [X]
--------------------------------------------------------------------------------

(3)     SEC Use Only
--------------------------------------------------------------------------------

(4)     Citizenship or Place of Organization:  Israel
--------------------------------------------------------------------------------
Number of Shares Beneficially Owned
  by Each Reporting Person With       (5) Sole Voting Power:                  0*
                                          --------------------------------------
                                      (6) Shared Voting Power:        6,225,781*
                                          --------------------------------------
                                      (7) Sole Dispositive Power:             0*
                                          --------------------------------------
                                      (8) Shared Dispositive Power:   6,225,781*
                                          --------------------------------------
--------------------------------------------------------------------------------
 (9) Aggregate Amount Beneficially Owned by Each Reporting Person:

         6,225,781
--------------------------------------------------------------------------------

(10) Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See
     Instructions):   [ ]
--------------------------------------------------------------------------------

(11) Percent of Class Represented by Amount in Row (9): 8.1%
--------------------------------------------------------------------------------

(12) Type of Reporting Person (See Instructions):  IN
--------------------------------------------------------------------------------

* Based on 70,870,866 shares of the common stock, par value $0.01 per share (the "Shares") outstanding of Applied Digital Solutions, Inc., a Delaware corporation (the "Company"), as disclosed in the Company's Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2007. As of December, 2007, Laurus Master Fund, Ltd. ("Laurus"), Kallina Corporation ("Kallina"), Valens Offshore SPV I, Ltd. ("Valens SPV I"), Valens U.S. SPV I, LLC ("Valens US"), and PSource Structured Debt Limited ("PSource" and together with Laurus, Kallina, Valens SPV I and Valens US, the "Investors") held (i) a warrant (the "First August 2007 Warrant") to acquire 1,719,745 Shares, at an exercise price of $1.35 per Share, subject to certain adjustments, (ii) a warrant (the "First October 2007 Warrant") to acquire 1,063,167 Shares at an exercise price of $1.00 per share, subject to certain adjustments, (iii) a warrant (the "Second October 2007 Warrant") to acquire 1,269,431 Shares at an exercise price of $1.00 per share, subject to certain adjustments, (iv) a warrant (the "Third October 2007 Warrant") to acquire 643,600 Shares at an exercise price of $1.00 per share, subject to certain adjustments, (v) a warrant (the "Second August 2007 Warrant" and together with the First August 2007 Warrant, the First October 2007 Warrant, the Second October 2007 Warrant and the Third October 2007 Warrant, the "Other Warrants") to acquire 1,354,839 Shares at an exercise price of $1.21 per share, subject to certain adjustments and (vi) a warrant (the "July Warrant") to purchase 175,000 Shares at the following exercise prices: $1.91 per share for the first 105,000 Shares, $2.08 per share for the next 49,000 Shares and $2.41 per share for the remainder of the Shares, subject to certain adjustments. The July Warrant contains an issuance limitation prohibiting the Investors from exercising or converting those securities to the extent that such exercise would result in beneficial ownership by the Investors or more than 4.99% of the Shares then issued and outstanding (the "4.99 Issuance Limitation"). The Other Warrants contain an issuance limitation prohibiting the Investors from exercising or converting those securities to the extent that such exercise would result in beneficial ownership by the Investors or more than 9.99% of the Shares then issued and outstanding (the "9.99 Issuance Limitation", and together with the 4.99% Issuance Limitation, the "Issuance Limitations"). The Issuance Limitations may be waived by the Investors upon at least 61 days prior notice to the Company and shall, in the case of the 9.99% Issuance Limitation, automatically become null and void following notice to the Company upon the occurrence and during the continuance of an Event of Default (as defined in and pursuant to the terms of the applicable instrument), and is, in the case of the 4.99% Issuance Limitation, automatically null and void upon an event of default (as defined in and pursuant to the terms of the applicable instrument). Valens SPV I and Valens US are managed by Valens Capital Management, LLC ("VCM"). PSource and Laurus are managed by Laurus Capital Management, LLC ("LCM"). Kallina Corporation is a wholly owned subsidiary of Laurus which is managed by LCM. Eugene Grin and David Grin, through other entities, are the controlling principals of VCM and LCM, and share voting and investment power over the securities owned by the Investors reported in this Schedule 13G, as amended.

CUSIP No.  0038188306
--------------------------------------------------------------------------------

(1)  Names of Reporting Persons.   I.R.S.  Identification  Nos. of Above Persons
     (entities only):

      Eugene Grin

--------------------------------------------------------------------------------

(2)  Check the Appropriate Box if a Member of a Group (See Instructions)
        (a) [ ]
        (b) [X]
--------------------------------------------------------------------------------

(3)     SEC Use Only
--------------------------------------------------------------------------------

(4)     Citizenship or Place of Organization:  United States
--------------------------------------------------------------------------------
Number of Shares Beneficially Owned
  by Each Reporting Person With       (5) Sole Voting Power:                  0*
                                          --------------------------------------
                                      (6) Shared Voting Power:        6,225,781*
                                          --------------------------------------
                                      (7) Sole Dispositive Power:             0*
                                          --------------------------------------
                                      (8) Shared Dispositive Power:   6,225,781*
                                          --------------------------------------
--------------------------------------------------------------------------------
 (9) Aggregate Amount Beneficially Owned by Each Reporting Person:

           6,225,781
--------------------------------------------------------------------------------

(10) Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See
     Instructions):   [ ]
--------------------------------------------------------------------------------

(11) Percent of Class Represented by Amount in Row (9): 8.1%
--------------------------------------------------------------------------------

(12) Type of Reporting Person (See Instructions):  IN
--------------------------------------------------------------------------------

* Based on 70,870,866 shares of the common stock, par value $0.01 per share (the "Shares") outstanding of Applied Digital Solutions, Inc., a Delaware corporation (the "Company"), as disclosed in the Company's Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2007. As of December, 2007, Laurus Master Fund, Ltd. ("Laurus"), Kallina Corporation ("Kallina"), Valens Offshore SPV I, Ltd. ("Valens SPV I"), Valens U.S. SPV I, LLC ("Valens US"), and PSource Structured Debt Limited ("PSource" and together with Laurus, Kallina, Valens SPV I and Valens US, the "Investors") held (i) a warrant (the "First August 2007 Warrant") to acquire 1,719,745 Shares, at an exercise price of $1.35 per Share, subject to certain adjustments, (ii) a warrant (the "First October 2007 Warrant") to acquire 1,063,167 Shares at an exercise price of $1.00 per share, subject to certain adjustments, (iii) a warrant (the "Second October 2007 Warrant") to acquire 1,269,431 Shares at an exercise price of $1.00 per share, subject to certain adjustments, (iv) a warrant (the "Third October 2007 Warrant") to acquire 643,600 Shares at an exercise price of $1.00 per share, subject to certain adjustments, (v) a warrant (the "Second August 2007 Warrant" and together with the First August 2007 Warrant, the First October 2007 Warrant, the Second October 2007 Warrant and the Third October 2007 Warrant, the "Other Warrants") to acquire 1,354,839 Shares at an exercise price of $1.21 per share, subject to certain adjustments and (vi) a warrant (the "July Warrant") to purchase 175,000 Shares at the following exercise prices: $1.91 per share for the first 105,000 Shares, $2.08 per share for the next 49,000 Shares and $2.41 per share for the remainder of the Shares, subject to certain adjustments. The July Warrant contains an issuance limitation prohibiting the Investors from exercising or converting those securities to the extent that such exercise would result in beneficial ownership by the Investors or more than 4.99% of the Shares then issued and outstanding (the "4.99 Issuance Limitation"). The Other Warrants contain an issuance limitation prohibiting the Investors from exercising or converting those securities to the extent that such exercise would result in beneficial ownership by the Investors or more than 9.99% of the Shares then issued and outstanding (the "9.99 Issuance Limitation", and together with the 4.99% Issuance Limitation, the "Issuance Limitations"). The Issuance Limitations may be waived by the Investors upon at least 61 days prior notice to the Company and shall, in the case of the 9.99% Issuance Limitation, automatically become null and void following notice to the Company upon the occurrence and during the continuance of an Event of Default (as defined in and pursuant to the terms of the applicable instrument), and is, in the case of the 4.99% Issuance Limitation, automatically null and void upon an event of default (as defined in and pursuant to the terms of the applicable instrument). Valens SPV I and Valens US are managed by Valens Capital Management, LLC ("VCM"). PSource and Laurus are managed by Laurus Capital Management, LLC ("LCM"). Kallina Corporation is a wholly owned subsidiary of Laurus which is managed by LCM. Eugene Grin and David Grin, through other entities, are the controlling principals of VCM and LCM, and share voting and investment power over the securities owned by the Investors reported in this Schedule 13G, as amended.

CUSIP No. 0038188306

Item 1(a).  Name Of Issuer:  Applied Digital Solutions, Inc.

Item 1(b).  Address of Issuer's Principal Executive Offices:

            1690 South Congress Avenue, Suite 200
            Delray Beach, Florida 33445


Item 2(a).  Name of Person Filing:

            Valens Capital Management, LLC

          This Schedule 13G is also filed on behalf of Laurus Capital Management, LLC, a Delaware limited liability company, Valens U.S. SPV I, LLC, a Delaware limited liability company, Valens Offshore SPV I, Ltd., an exempted company incorporated with limited liability under the laws of the Cayman Islands, Laurus Master Fund, Ltd., an exempted company incorporated with limited liability under the laws of the Cayman Islands, Kallina Corporation, a Delaware corporation, and PSource Structured Debt Limited, a closed-ended company incorporated with limited liability in Guernsey, Eugene Grin and David Grin. Laurus Capital Management, LLC manages PSource Structured Debt Limited and Laurus Master Fund Ltd. Kallina Corporation is a wholly-owned subsidiary of Laurus Master Fund, Ltd., which is managed by Laurus Capital Management, LLC. Valens Capital Management, LLC manages Valens Offshore SPV I, Ltd., and Valens U.S. SPV I, LLC. Eugene Grin and David Grin, through other entities, are the controlling principals of Valens Capital Management, LLC and Laurus Capital Management, LLC and share voting and investment power over the shares owned by Valens Capital Management, LLC, Laurus Capital Management, LLC, Valens U.S. SPV I, LLC, Valens Offshore SPV I, Ltd., Laurus Master Fund, Ltd., Kallina Corporation and PSource Structured Debt Limited. Information related to each of Valens Capital Management, LLC, Laurus Capital Management, LLC, Valens U.S. SPV I, LLC, Valens Offshore SPV I, Ltd., Laurus Master Fund, Ltd., Kallina Corporation, PSource Structured Debt Limited, Eugene Grin and David Grin is set forth on Appendix A hereto.


Item 2(b).  Address of Principal Business Office or, if None, Residence:

            c/o Valens Capital Management, LLC,
            335 Madison Avenue, 10th Floor
            New York, NY 10017

Item 2(c).  Citizenship:

            Delaware

Item 2(d).  Title of Class of Securities:  Common Stock ("Common Stock")


Item 2(e).  CUSIP No.:   0038188306


Item 3. If This Statement Is Filed Pursuant to Sections 240.13d-1(b) or 240.13d-2(b) or (c), check whether the Person Filing is a:

            Not Applicable.


Item 4.  Ownership

         (a) Amount Beneficially Owned: 6,225,781

         (b) Percent of Class:  8.1%

         (c) Number of Shares as to which the person has:

             (i)  sole power to vote or to direct the vote                    0*

             (ii) shared power to vote or to direct the vote          6,225,781*

            (iii) sole power to dispose or to direct the
                  disposition of                                              0*

             (iv) shared power to dispose or to direct the
                  disposition of                                      6,225,781*

-------------------

* Based on 70,870,866 shares of the common stock, par value $0.01 per share (the "Shares") outstanding of Applied Digital Solutions, Inc., a Delaware corporation (the "Company"), as disclosed in the Company's Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2007. As of December, 2007, Laurus Master Fund, Ltd. ("Laurus"), Kallina Corporation ("Kallina"), Valens Offshore SPV I, Ltd. ("Valens SPV I"), Valens U.S. SPV I, LLC ("Valens US"), and PSource Structured Debt Limited ("PSource" and together with Laurus, Kallina, Valens SPV I and Valens US, the "Investors") held (i) a warrant (the "First August 2007 Warrant") to acquire 1,719,745 Shares, at an exercise price of $1.35 per Share, subject to certain adjustments, (ii) a warrant (the "First October 2007 Warrant") to acquire 1,063,167 Shares at an exercise price of $1.00 per share, subject to certain adjustments, (iii) a warrant (the "Second October 2007 Warrant") to acquire 1,269,431 Shares at an exercise price of $1.00 per share, subject to certain adjustments, (iv) a warrant (the "Third October 2007 Warrant") to acquire 643,600 Shares at an exercise price of $1.00 per share, subject to certain adjustments, (v) a warrant (the "Second August 2007 Warrant" and together with the First August 2007 Warrant, the First October 2007 Warrant, the Second October 2007 Warrant and the Third October 2007 Warrant, the "Other Warrants") to acquire 1,354,839 Shares at an exercise price of $1.21 per share, subject to certain adjustments and (vi) a warrant (the "July Warrant") to purchase 175,000 Shares at the following exercise prices: $1.91 per share for the first 105,000 Shares, $2.08 per share for the next 49,000 Shares and $2.41 per share for the remainder of the Shares, subject to certain adjustments. The July Warrant contains an issuance limitation prohibiting the Investors from exercising or converting those securities to the extent that such exercise would result in beneficial ownership by the Investors or more than 4.99% of the Shares then issued and outstanding (the "4.99 Issuance Limitation"). The Other Warrants contain an issuance limitation prohibiting the Investors from exercising or converting those securities to the extent that such exercise would result in beneficial ownership by the Investors or more than 9.99% of the Shares then issued and outstanding (the "9.99 Issuance Limitation", and together with the 4.99% Issuance Limitation, the "Issuance Limitations"). The Issuance Limitations may be waived by the Investors upon at least 61 days prior notice to the Company and shall, in the case of the 9.99% Issuance Limitation, automatically become null and void following notice to the Company upon the occurrence and during the continuance of an Event of Default (as defined in and pursuant to the terms of the applicable instrument), and is, in the case of the 4.99% Issuance Limitation, automatically null and void upon an event of default (as defined in and pursuant to the terms of the applicable instrument). Valens SPV I and Valens US are managed by Valens Capital Management, LLC ("VCM"). PSource and Laurus are managed by Laurus Capital Management, LLC ("LCM"). Kallina Corporation is a wholly owned subsidiary of Laurus which is managed by LCM. Eugene Grin and David Grin, through other entities, are the controlling principals of VCM and LCM, and share voting and investment power over the securities owned by the Investors reported in this Schedule 13G, as amended.

Item 5.  Ownership of Five Percent or Less of a Class

         Not applicable


Item 6.  Ownership of More Than Five Percent on Behalf of Another Person

         Not Applicable.


Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person

         Not Applicable.


Item 8.  Identification and Classification of Members of the Group

         Not Applicable.


Item 9.  Notice of Dissolution of Group

         Not Applicable.


Item 10.  Certification

          By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    SIGNATURE
                                    ---------

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                              February 14, 2008
                                              ----------------
                                              Date


                                              VALENS CAPITAL MANAGEMENT, LLC

                                              By:   /s/ Eugene Grin
                                                 -------------------------------
                                              Name:  Eugene Grin
                                              Title: Principal



      Attention:  Intentional misstatements or omissions of fact constitute
                Federal criminal violations (See 18 U.S.C. 1001)

CUSIP No. 0038188306

APPENDIX A

A. Name: Laurus Capital Management, LLC, a Delaware limited liability company

   Address:                335 Madison Avenue, 10th Floor
                           New York, New York 10017

   Place of
   Organization:           Delaware


B. Name:                   Laurus Master Fund, Ltd., an exempted
                           company incorporated with limited liability under the laws of the Cayman Islands

   Address:                c/o Laurus Capital Management, LLC
                           335 Madison Avenue, 10th Floor
                           New York, New York 10017

   Place of
   Organization:           Cayman Islands


C. Name:                   Kallina Corporation, a Delaware Corporation

   Address:                c/o Laurus Capital Management, LLC
                           335 Madison Avenue, 10th Floor
                           New York, New York 10017

   Place of
   Organization:           Delaware


D. Name:                   Valens U.S. SPV I, LLC, a Delaware limited liability
                           Company

   Address:                c/o Laurus Capital Management, LLC
                           335 Madison Avenue, 10th Floor
                           New York, New York 10017

   Place of
   Organization:           Delaware


E. Name: Valens Offshore SPV I, Ltd., an exempted company incorporated with limited liability under the laws of the Cayman Islands

   Address:                c/o Laurus Capital Management, LLC
                           335 Madison Avenue, 10th Floor
                           New York, New York 10017


F. Name: PSource Structured Debt Limited, a closed-ended company incorporated with limited liability in Guernsey

   Address:                c/o Valens Capital Management, LLC
                           335 Madison Avenue, 10th Floor
                           New York, New York 10017

   Place of
   Organization:           Guernsey






E. Name:                   David Grin
   Business                335 Madison Avenue, 10th Floor
   Address:                New York, New York 10017

   Principal               Director of Laurus Master Fund, Ltd.
   Occupation:             Principal of Laurus Capital Management, LLC, and
                           Valens Capital Management, LLC

   Citizenship:            Israel


F. Name:                   Eugene Grin
   Business                335 Madison Avenue, 10th Floor
   Address:                New York, New York 10017

   Principal               Director of Laurus Master Fund, Ltd.
   Occupation:             Principal of Laurus Capital Management, LLCand
                           Valens Capital Management, LLC

   Citizenship:            United States

CUSIP No.  0038188306


Each of Valens Capital Management, LLC, Laurus Capital Management, LLC, Valens Offshore SPV I, Ltd., Valens U.S. SPV I, LLC, Laurus Master Fund, Ltd., Kallina Corporation, PSource Structured Debt Limited, David Grin and Eugene Grin hereby agree, by their execution below, that the Schedule 13G to which this Appendix A is attached is filed on behalf of each of them, respectively.


Laurus Capital Management, LLC,

PSource Structured Debt Limited

Laurus Master Fund, Ltd.

Kallina Corporation

By Laurus Capital Management, LLC,
individually and as investment manager

/s/ Eugene Grin
-----------------------------------------
    Eugene Grin
    Authorized Signatory
    February 14, 2008


Valens Capital Management, LLC

Valens Offshore SPV I, LLC

Valens U.S. SPV I, LLC

By Valens Capital Management, LLC
individually and as investment manager

/s/ David Grin
-----------------------------------------
    David Grin
    Authorized Signatory
    February 14, 2008




/s/ David Grin
-----------------------------------------
    David Grin
    February 14, 2008

/s/ Eugene Grin
-----------------------------------------
    Eugene Grin
    February 14, 2008